Filed Pursuant to Rule 433

Registration Statement No. 333-196501

November 20, 2014

A final short form base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authority in the Province of Alberta. A copy of the final short form base shelf prospectus, any amendment to the final short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final short form base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Final Term Sheet

Issuer:	Suncor Energy Inc.
Size:	U.S.$750,000,000
Maturity:	December 1, 2024
Coupon:	3.600%
Price:	99.235% of face amount
Yield to Maturity:	3.692%
Spread to Benchmark Treasury:	1.35%
Benchmark Treasury:	2.25% due November 15, 2024
Benchmark Treasury Price and Yield:	99-06 / 2.342%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2015
Optional Redemption:	Make-whole call at T+20 basis points at any time prior to September 1, 2024 (three months before maturity)

Callable at 100% at any time on or after September 1, 2024 (three months before maturity)

Settlement:	T+3; November 25, 2014
CUSIP/ISIN:	867224 AA5 / US867224AA59
Expected Ratings*:	Moody’s: A3 (stable outlook) S&P: A- (stable outlook) DBRS: A (low)
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. BNP Paribas Securities Corp. RBS Securities Inc.

Co-Managers:

CIBC World Markets Corp.

DnB NOR Markets, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Sumitomo Finance International Plc

TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC by telephone at 1-866-718-1649 (toll free); Citigroup Global Markets Inc. by telephone at 1-800-831-9146 (toll free) and HSBC Securities (USA) Inc. by telephone at 1-866-811-8049 (toll free).

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